February 9, 2007
VIA EDGAR
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

RE:	The Goodyear Tire & Rubber Company — File Number 1-1927:
Form 10-K for the year ended December 31, 2005 Filed February 17, 2006
Dear Ms. Blye:
     In response to your letters dated June 14, 2006 and August 1, 2006 (the “comment letters”), to Mr. Robert J. Keegan, Chief Executive Officer of The Goodyear Tire & Rubber Company (the “Company”), the Company provided responses dated July 17, 2006 and August 24, 2006, respectively. This letter supplements the information provided in the Company’s prior responses.
     The Company’s prior responses provided information on the level of aggregate consolidated net sales by the Company’s foreign subsidiaries to customers in Iran, Syria and Sudan in 2003, 2004 and 2005 as well as specific sales figures to Sudan for those periods. The Company collected and reported these amounts based on an export summary report of the sales of the Company’s foreign subsidiaries. The Company has since determined that this report, which is not used for financial reporting purposes, did not fully reflect the amount of sales by foreign subsidiaries to customers in these countries. As a result, the Company has now determined that sales made by its foreign subsidiaries to customers in Iran, Syria and Sudan aggregated to approximately .006%, .009% and         .01% of the Company’s consolidated sales in 2003, 2004 and 2005, respectively. These sales aggregated to approximately $4.5 million over the three-year period, which included sales by the Company’s foreign subsidiaries to customers in Sudan of approximately $634,000, $757,000 and $1,137,000 in 2003, 2004 and 2005, respectively (approximately .004%, .004% and .006% of the Company’s consolidated sales).
     During this period, the products and services sold by foreign subsidiaries to customers in Iran, Syria and Sudan included the following:
Iran — commercial aircraft tires, tubes and retreading services, earthmover and farm tires, and truck tires and tubes.

Syria — commercial and consumer tires, air springs for transportation applications, automotive and industrial belts, and earthmover and farm tires.

Sudan — earthmover and farm tires, commercial and consumer tires and commercial aircraft tires and tubes.

     To our knowledge, none of the products described above were sold to the governments of Iran, Syria or Sudan and we are not aware of any military use of the products. We are aware that there were sales of commercial aircraft tires and commercial aircraft tire retreading services by foreign subsidiaries of the Company to state-owned commercial airlines in Iran and sales by a foreign subsidiary of the Company of commercial, earthmover and farm tires to a state-owned sugar company in Sudan.
     In addition to the sales described above, certain products of foreign subsidiaries may reach customers in these countries through unaffiliated third parties. For example, we are aware that sales made by a foreign subsidiary of the Company to an unaffiliated company in Dubai were sold into Iran. These sales, which consisted mainly of consumer tires, were approximately $9.6 million, $18.0 million and $28.5 million (.145%, .098% and .064% of the Company’s consolidated sales) in 2003, 2004, and 2005, respectively.
     The Company is mindful of the investor sentiment underlying the initiatives described in your letter of June 14, 2006. However, the Company continues to believe that the limited amount of sales by foreign subsidiaries, the nature of the products and services involved, and the nature of the customers all are highly unlikely to give rise to significant adverse investor reaction. The Company also expects in this regard that it is unlikely that there would be any meaningful adverse investor reaction given the level of sales to customers in Sudan, the lack of physical presence in that market, and the fact that a large portion of the sales to customers in Sudan were for farming or agricultural purposes, including sugar production. The Company will, however, continue to monitor the various initiatives and make any necessary adjustments to its materiality assessment.
     The Company hereby reaffirms that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct further any questions, comments and advice of the Commission Staff to me at 330-796-4141 (fax: 330-796-8836).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:
Michael R. Peterson
Attorney